SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29713; 812-13834]

Sterling Capital Funds and Sterling Capital Management LLC; Notice of Application

July 1, 2011

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into and

materially amend subadvisory agreements without shareholder approval and would grant relief

from certain disclosure requirements.

Applicants: Sterling Capital Funds (the "Trust") and Sterling Capital Management LLC

("Sterling" and collectively, "Applicants").

Filing Dates: The application was filed on October 15, 2010, and amended on February 18,

2011. Applicants have agreed to file an amendment during the notice period, the substance of

which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on July 25, 2011, and

should be accompanied by proof of service on the applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants: The Trust, 434 Fayetteville Street Mall, Fifth Floor,

Raleigh, NC 27601; Sterling, Two Morrocroft Centre, 4064 Colony Road, Suite 300, Charlotte,

NC 28211.

For Further Information Contact: Lewis B. Reich, Senior Counsel, at (202) 551-6919, or

Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office

of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

     1.   The Trust, a Massachusetts business trust, is registered under the Act as an open-

end management investment company and currently offers 23 series (each a "Series"), each of

which has its own distinct investment objectives, policies and restrictions.[1] Sterling is, and each

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[1] Applicants also request relief with respect to future Series and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by Sterling or any entity controlling, controlled by, or under common control with Sterling or its successors (any such entity, along with Sterling, an "Adviser"); (b) uses the multi-manager structure described in the application; and (c) complies with the terms and conditions set forth in the application (together with any Series that currently uses a multi-manager structure, each a "Subadvised Series" and collectively the "Subadvised Series"). For purposes of the requested order, "successor" is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization. All entities that currently intend to rely on the requested order are named as applicants. All Series that are or currently intend to be Subadvised Series are identified in the application. If the name of any Subadvised Series contains the name of a Sub-Adviser (as defined below), the name of the Adviser, or a trademark or trade name that is owned by the Adviser, will precede the name of the Sub-Adviser.

other Adviser will be, registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). Sterling or another Adviser serves or will serve as the investment adviser to each Subadvised Series pursuant to an investment advisory agreement (each an "Advisory Agreement"). The Advisory Agreement for each existing Series was approved by the Trust's board of trustees (the "Board"),[2] including a majority of the trustees who are not "interested persons," as defined in section 2(a)(19) of the Act, of the Trust or the Adviser ("Independent Trustees") and by the shareholders of that Series in the manner required by sections 15(a) and 15(c) of the Act and rule 18f-2 under the Act.

2.   Under the terms of the Advisory Agreement, the Adviser, subject to the oversight of the Board, provides continuous investment management of the assets of each Subadvised Series. The Adviser periodically reviews investment policies and strategies of each Subadvised Series and based on the need of a particular Subadvised Series may recommend changes to the investment policies and strategies of the Subadvised Series for consideration by its Board. For its services to each Subadvised Series, the Adviser receives an investment advisory fee from that Subadvised Series based on the average daily net assets of that Subadvised Series. The terms of the Advisory Agreement also permit the Adviser, subject to the approval of the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Subadvised Series (if required by applicable law), to delegate portfolio management responsibilities of all or a portion of the Subadvised Series to one or more subadvisers ("Sub-Advisers"). Sterling has entered into subadvisory agreements ("Sub-Advisory Agreements") with various Sub-Advisers

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[2] The term "Board" also includes the board of trustees of any future Subadvised Series.

to provide investment advisory services to various Subadvised Series.[3] Each Sub-Adviser is, and

each future Sub-Adviser will be, an investment adviser as defined in section 2(a)(20) of the Act

as well as registered with the Commission as an "investment adviser" under the Advisers Act.

The Adviser evaluates, allocates assets to and oversees the Sub-Advisers, and makes

recommendations about their hiring, termination and replacement to the Board, at all times

subject to the authority of the Board.   The Adviser will compensate each Sub-Adviser out of the

fee paid to the Adviser under the Advisory Agreement.

3.   Applicants request an order to permit the Adviser, subject to Board approval, to

select certain Sub-Advisers to manage all or a portion of the assets of a Series pursuant to a Sub-

Advisory Agreement and materially amend Sub-Advisory Agreements without obtaining

shareholder approval.   The requested relief will not extend to any Sub-Adviser that is an

affiliated person, as defined in section 2(a)(3) of the Act, of a Subadvised Series or the Adviser,

other than by reason of serving as a Sub-Adviser to a Subadvised Series ("Affiliated Sub-

Adviser").

4.   Applicants also request an order exempting the Subadvised Series from certain

disclosure provisions described below that may require the Subadvised Series to disclose fees

paid to each Sub-Adviser. Applicants seek an order to permit each Subadvised Series to disclose

(as a dollar amount and a percentage of each Subadvised Series' net assets) only: (a) the

aggregate fees paid to the Adviser and any Affiliated Sub-Advisers; and (b) the aggregate fees

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[3]   Sterling has entered into Sub-Advisory Agreements with the following Sub-Advisers on behalf of the
named Subadvised Series. Artio Global Management LLC serves as a Sub-Adviser of Sterling Capital
International Fund; and Federated Investment Management Company serves as a Sub-Adviser of Sterling
Capital National Tax-Free Money Market Fund and Sterling Capital Prime Money Market Fund.
Sterling has also entered into a Sub-Advisory Agreement with Scott & Stringfellow LLC, which is under
common control with Sterling, to serve as Sub-Adviser of Sterling Capital Equity Income Fund and
Sterling Capital Special Opportunities Fund. The requested relief will not extend to Scott & Stringfellow
LLC or any other Affiliated Sub-Adviser, as defined below.

paid to Sub-Advisers other than Affiliated Sub-Advisers (collectively, the "Aggregate Fee Disclosure"). A Subadvised Series that employs an Affiliated Sub-Adviser will provide separate disclosure of any fees paid to the Affiliated Sub-Adviser.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by the vote of a majority of the company's outstanding voting securities. Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

2.   Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires disclosure of the method and amount of the investment adviser's compensation.

3.   Rule 20a-1 under the Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the Securities Exchange Act of 1934 ("1934 Act"). Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fees," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4.   Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder

reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees.

5.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that the requested relief meets this standard for the reasons discussed below.

6.   Applicants assert that the shareholders expect the Adviser, subject to the review and approval of the Board, to select the Sub-Advisers who are best suited to achieve the Subadvised Series' investment objective. Applicants assert that, from the perspective of the shareholder, the role of the Sub-Adviser is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. Applicants state that requiring shareholder approval of each Sub-Advisory Agreement would impose unnecessary delays and expenses on the Subadvised Series, and enable the Subadvised Series to act more quickly when the Board and the Adviser believe that a change would benefit a Subadvised Series and its shareholders. Applicants note that the Advisory Agreement and any Sub-Advisory Agreement with an Affiliated Sub-Adviser will continue to be subject to the shareholder approval requirements of section 15(a) of the Act and rule 18f-2 under the Act.

7.   Applicants assert that the requested disclosure relief would benefit shareholders of the Subadvised Series because it would improve the Adviser's ability to negotiate the fees paid to Sub-Advisers. Applicants state that the Adviser may be able to negotiate rates that are below

a Sub-Adviser's "posted" amounts, if the Adviser is not required to disclose the Sub-Advisers' fees to the public. Applicants submit that the requested relief will also encourage Sub-Advisers to negotiate lower subadvisory fees with the Adviser if the lower fees are not required to be made public.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1. Before a Subadvised Series may rely on the order requested herein, the operation of the Subadvised Series in the manner described in this application will be approved by a majority of the Subadvised Series' outstanding voting securities as defined in the Act, or, in the case of a Subadvised Series whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Subadvised Series' shares are offered to the public.

2. The prospectus for each Subadvised Series will disclose the existence, substance, and effect of any order granted pursuant to the application. In addition, each Subadvised Series will hold itself out to the public as employing a multi-manager structure as described in the application. The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

3. Within ninety (90) days of the hiring of a new Sub-Adviser, shareholders of the relevant Subadvised Series will be furnished all information about the new Sub-Adviser that would be included in a proxy statement, except as modified to permit Aggregate Fee Disclosure. This information will include Aggregate Fee Disclosure and any change in disclosure caused by

the addition of the new Sub-Adviser. To meet this obligation, each Subadvised Series will provide its shareholders, within ninety (90) days of the hiring of a new Sub-Adviser, an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act, except as modified by the order to permit Aggregate Fee Disclosure.

4.   The Adviser will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Subadvised Series.

5.   At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.   Independent legal counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

7.   Whenever a Sub-Adviser change is proposed for a Subadvised Series with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that the change is in the best interests of the Subadvised Series and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.

8.   Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

9.   The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Series basis. The information will reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.

10.   The Adviser will provide general management services to each Subadvised Series, including overall supervisory responsibility for the general management and investment of the Subadvised Series' assets and, subject to review and approval of the Board, will: (a) set the Subadvised Series' overall investment strategies; (b) evaluate, select and recommend Sub-Advisers to manage all or a portion of the Subadvised Series' assets; (c) allocate and, when appropriate, reallocate the Subadvised Series' assets among Sub-Advisers; (d) monitor and evaluate the Sub-Advisers' performance; and (e) implement procedures reasonably designed to ensure that Sub-Advisers comply with the Subadvised Series' investment objective, policies and restrictions.

11.   No trustee or officer of the Trust or a Subadvised Series or director or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Adviser except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by or is under common control with the Adviser; or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by or is under common control with a Sub-Adviser.

12.   Each Subadvised Series will disclose in its registration statement the Aggregate Fee Disclosure.

13.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated authority.

Cathy H. Ahn
Deputy Secretary